FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                        OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                         For the month of October, 2001


                                RTICA Corporation
                 -----------------------------------------------
                 (Translation of registrant's name into English)


             999 Barton Street, Stoney Creek, Ontario L8E 5H4 Canada
             -------------------------------------------------------
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   X       Form 40-F
                       -----               -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes           No    X
                        -----        -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

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                                INDEX TO EXHIBITS

Exhibit 1. BC Form 51-901F, Reporting on First Quarter Financials, dated
           August 31, 2001

Exhibit 2. Unaudited Interim Financial Statements for the fiscal quarter ended
           August 31, 2001

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         RTICA Corporation
                             --------------------------------------
                                           (Registrant)

Date October 12, 2001     By:/s/  ROBERT STIKEMAN
     ----------------        --------------------------------------
                                * Robert Stikeman,
                                  Chief Financial Officer

* Print the name and title of the signing officer under his signature.